SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           AMENDMENT NO. 5

                           MARK VII, INC.
                          (Name of Issuer)

                    Common Stock, $0.10 Par Value
                    (Title of Class of Securities)

                             570414 10 2
                           (CUSIP Number)

                          John H. Calvert
                      Lathrop & Norquist, L.C.
                   2345 Grand Avenue, Suite 2600
           Kansas City, Missouri 64108-2684 (816) 472-3220
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           April 19, 1995
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                 (Continued on following page(s))
                        Page 1 of 5 Pages

CUSIP No. 570414 10 2          13D              Page 2 of 5 Pages

________________________________________________________________
1  NAME OF Mr. Crouch
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Roger M. Crouch  S.S. No.: ###-##-####
_________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3  SEC USE ONLY

_________________________________________________________________
4  SOURCE OF FUNDS*
   N/A
_________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                              [ ]
_________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA
_________________________________________________________________
                      7  SOLE VOTING POWER
   NUMBER OF               1,110,869
    SHARES            ___________________________________________
 BENEFICIALLY         8  SHARED VOTING POWER
   OWNED BY                130,000
    EACH              ___________________________________________
  REPORTING           9  SOLE DISPOSITIVE POWER
   PERSON                  1,110,869
    WITH              ___________________________________________
                     10  SHARED DISPOSITIVE POWER
                           130,000
_________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH Mr. Crouch
    1,240,869
_________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
                                                              [X]
    Excludes non-qualified options to purchase 12,000 shares which become exercisable beginning 02/03/96.
_________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.5%
_________________________________________________________________
14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                Page 3 of 5 pages

                             SCHEDULE 13D
                                 for
                           Roger M. Crouch


Item 1.  Security and Issuer.

         This statement relates to shares of the Common Stock of Mark VII, Inc. (the "Company"). The address of the principal executive offices of the Company is 10100 N. W. Executive Hills
Boulevard, Suite 200, Kansas City, Missouri 64153.

Item 2.  Identity and Background.

         (a)  Name of person filing:
               Roger M. Crouch

         (b)  Business address:

              3220 Lands End Lane,
              Port Townsend, Washington 98368

         (c)  Present principal occupation or employment:

              Director and Former Vice Chairman of the Board of Mark VII, Inc.

         (d)  Criminal convictions:

              Mr. Crouch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e)  Certain civil proceedings.

              During the last five years Mr. Crouch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

         (f)  Citizenship:  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         This amendment reflects a transfer on April 19, 1995, of 76,774 shares of Mark VII Common Stock from the Rosalie Crouch Trust, with respect to which Mr. Crouch was Trustee as reported under Item 5 below. The transfers were effected pursuant to a dissolution of the trust. In addition, Mr. Crouch reports that

                                                Page 4 of 5 Pages

he and the other persons and entities through which he derives his beneficial ownership, plan to effect a sale of the shares reported herein (other than shares subject to stock options) pursuant to a registered public offering publicly announced on or about April 21, 1995. Upon a closing of the sale Mr. Crouch intends to resign from the Board of Directors of the Company and continue to serve the Company on an as requested basis pursuant to an employment contract and non-compete agreement.

         Except as otherwise indicated above, the primary purpose of the beneficial ownership by Mr. Crouch of the Common Stock to which this statement relates is for investment purposes, provided, however, that Mr. Crouch intends to review continuously such ownership and may, depending on the Issuer's business and prospects and upon other factors (including, but not limited to, general economic and market conditions), at any time increase or decrease his holdings in transactions in the open market or otherwise.

         Except as otherwise described herein, Mr. Crouch does not have any current plans or proposals which relate to or would result in any action required to be disclosed pursuant to Item 4 of Schedule 13D.

Item 5.  Interest and Securities of the Issuer.

         (a) The number and percentage of shares of Mark VII, Inc. Common Stock, $0.10 par value beneficially owned by Mr. Crouch, based on 4,823,936 shares outstanding plus shares subject to exercisable stock options held by Mr. Crouch as of April 3, 1995, are as follows:

               Number Beneficially Owned:  1,240,869

               Percent of Class:  25.5%

         (b)   Number of shares as to which Mr. Crouch
               has:

                (i)  Sole power to vote or direct the
                     vote:  1,110,869

               (ii)  Shared power to vote or direct the
                     vote: 130,000

              (iii)  Sole power to dispose or direct the
                     disposition of: 1,110,869

               (iv)  Shared power to dispose or direct the
                     disposition of: 130,000

               The shares included in Item 5 above include:

                     (1)   An aggregate of 130,000 shares held by
the Sugar Lakes Foundation. Mr. Crouch shares voting and dispositive power over the shares held by the Foundation with the

                                        Page 5 of 5 pages

other trustees, who are Rosalie C. Sisson and Catherine Crouch, the wife of Mr. Crouch.

                     (2)  An aggregate of 100,000 shares held by
the Catherine Fenner Crouch Charitable Remainder Unitrust I, with respect to which Mr. Crouch is the Trustee. Mr. Crouch has sole voting and dispositive power with respect to such shares.

                     (3) An aggregate of 48,000 shares which are subject to exercisable stock options granted by the Company under its 1992 Non-Qualified Stock Option Plan. Mr. Crouch also has an obligation to sell 55,106 shares at $5.15 per share to an officer of a subsidiary of the Company pursuant to an option granted under a stock purchase agreement which expires on or about June 1, 1995.

         Mr. Crouch disclaims beneficial ownership in all of the shares held by the Sugar Lakes Foundation and the Catherine
Fenner Crouch Charitable Remainder Unitrust I.

               (c) Transactions in Shares of the Common Stock Effected by Mr. Crouch since the most recent filing on Schedule 13D: On April 19, 1995, 76,744 shares were distributed by Mr. Crouch as Trustee of the Rosalie Crouch Trust to the beneficiaries of the Trust pursuant to a dissolution and termination of the same. A total of 75,744 of the shares were distributed to Rosalie C. Sisson, the adult daughter of Mr. Crouch and 1,000 shares were transferred to Rosalie C. Sisson as Custodian for Alexandra Catherine Sisson, the granddaughter of
Mr. Crouch.   Mr. Crouch does not have or share voting or
dispositive power with respect to the distributed shares.

               (d) The power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by the Sugar
Lakes Foundation is shared by Mr. Crouch with the two other trustees of such foundation.

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None other than as reported under Items 4 and 5 above.

Item 7.  Material to be Filed as Exhibits.

         None.
                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         5-3-95               /s/ Roger M. Crouch
Date: ________________        ______________________________
                              Roger M. Crouch

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